# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alamar Biosciences, Inc., CIK 0002104204
CUSIP: 010911105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 47071 BAYSIDE PARKWAY, FREMONT, California (CA), 94538
Date of event which requires filing of this statement: 04/16/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001862953

## Reporting persons
- SHERPA HEALTHCARE FUND II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 3,970,446; shared voting power 0; sole dispositive power 3,970,446; shared dispositive power 0; aggregate amount beneficially owned 3,970,446 (5.7% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents 3,970,446 shares of common stock held by Sherpa Healthcare Fund II, L.P. The general partner of Sherpa Healthcare Fund II, L.P. is Sherpa Healthcare Fund II GP, Ltd. Daqing Cai is the Managing Director of Sherpa Healthcare Fund II GP, Ltd. and therefore Daqing Cai may be deemed to have shared voting and dispositive control over the shares held by Sherpa Healthcare Fund II, L.P.
  
  (2) For Row 11: the percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 69,311,186 shares of common stock of the Issuer issued and outstanding as of April 30, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
- SHERPA HEALTHCARE CO-INVESTMENT FUND, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,001,688; shared voting power 0; sole dispositive power 1,001,688; shared dispositive power 0; aggregate amount beneficially owned 1,001,688 (1.4% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents 1,001,688 shares of common stock held by Sherpa Healthcare Co-Investment Fund, L.P. The general partner of Sherpa Healthcare Co-Investment Fund, L.P. is Sherpa Healthcare Co-Investment GP Ltd. Daqing Cai is the Managing Director of Sherpa Healthcare Co-Investment GP Ltd. and therefore Daqing Cai may be deemed to have shared voting and dispositive control over the shares held by Sherpa Healthcare Co-Investment Fund, L.P.
  
  (2) For Row 11: the percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 69,311,186 shares of common stock of the Issuer issued and outstanding as of April 30, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
- Sherpa Healthcare Fund II GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 3,970,446; shared voting power 0; sole dispositive power 3,970,446; shared dispositive power 0; aggregate amount beneficially owned 3,970,446 (5.7% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents 3,970,446 shares of common stock held by Sherpa Healthcare Fund II, L.P. The general partner of Sherpa Healthcare Fund II, L.P. is Sherpa Healthcare Fund II GP, Ltd. Daqing Cai is the Managing Director of Sherpa Healthcare Fund II GP, Ltd. and therefore Daqing Cai may be deemed to have shared voting and dispositive control over the shares held by Sherpa Healthcare Fund II, L.P.
  
  (2) For Row 11: the percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 69,311,186 shares of common stock of the Issuer issued and outstanding as of April 30, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
- Sherpa Healthcare Co-Investment GP Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,001,688; shared voting power 0; sole dispositive power 1,001,688; shared dispositive power 0; aggregate amount beneficially owned 1,001,688 (1.4% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents 1,001,688 shares of common stock held by Sherpa Healthcare Co-Investment Fund, L.P. The general partner of Sherpa Healthcare Co-Investment Fund, L.P. is Sherpa Healthcare Co-Investment GP Ltd. Daqing Cai is the Managing Director of Sherpa Healthcare Co-Investment GP Ltd. and therefore Daqing Cai may be deemed to have shared voting and dispositive control over the shares held by Sherpa Healthcare Co-Investment Fund, L.P.
  
  (2) For Row 11: the percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 69,311,186 shares of common stock of the Issuer issued and outstanding as of April 30, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
- Daqing Cai: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,972,134; sole dispositive power 0; shared dispositive power 4,972,134; aggregate amount beneficially owned 4,972,134 (7.2% of the class)
  Comment: (1) For Rows 6, 8 and 9: represents (i) 3,970,446 shares of common stock held by Sherpa Healthcare Fund II, L.P., and (ii) 1,001,688 shares of common stock held by Sherpa Healthcare Co-Investment Fund, L.P. The general partner of Sherpa Healthcare Fund II, L.P. is Sherpa Healthcare Fund II GP, Ltd. The general partner of Sherpa Healthcare Co-Investment Fund, L.P. is Sherpa Healthcare Co-Investment GP Ltd. Daqing Cai is the Managing Director of each of Sherpa Healthcare Fund II GP, Ltd. and Sherpa Healthcare Co-Investment GP Ltd., and therefore Daqing Cai may be deemed to have shared voting and dispositive control over the shares held by Sherpa Healthcare Fund II, L.P. and Sherpa Healthcare Co-Investment Fund, L.P.
  
  (2) For Row 11: the percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 69,311,186 shares of common stock of the Issuer issued and outstanding as of April 30, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.

## Item 1. Issuer
Name of issuer: Alamar Biosciences, Inc.
Address of issuer's principal executive offices: 47071 BAYSIDE PARKWAY, FREMONT, CALIFORNIA, 94538.

## Item 2. Person Filing
Name of person filing:
Sherpa Healthcare Fund II, L.P.
Sherpa Healthcare Co-Investment Fund, L.P.
Sherpa Healthcare Fund II GP, Ltd.
Sherpa Healthcare Co-Investment GP Ltd.
Daqing Cai
Address of principal business office or, if none, residence:
For each of Sherpa Healthcare Fund II, L.P., Sherpa Healthcare Co-Investment Fund, L.P., Sherpa Healthcare Fund II GP, Ltd. and Sherpa Healthcare Co-Investment GP Ltd.:

C/O Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands

For Daqing Cai:

C/O Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008,Cayman Islands
Citizenship:
For each of Sherpa Healthcare Fund II, L.P., Sherpa Healthcare Co-Investment Fund, L.P., Sherpa Healthcare Fund II GP, Ltd. and Sherpa Healthcare Co-Investment GP Ltd.: Cayman Islands

For Daqing Cai: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Rows 5 to 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- SHERPA HEALTHCARE FUND II, L.P.: Daqing Cai, Daqing Cai, Director of Sherpa Healthcare Fund II GP, Ltd., the general partner of Sherpa Healthcare Fund II, L.P. (07/02/2026)
- SHERPA HEALTHCARE CO-INVESTMENT FUND, L.P.: Daqing Cai, Daqing Cai, Director of Sherpa Healthcare Co-Investment GP Ltd., the general partner of Sherpa Healthcare Co-Investment Fund, L.P. (07/02/2026)
- Sherpa Healthcare Fund II GP, Ltd.: Daqing Cai, Daqing Cai, Director (07/02/2026)
- Sherpa Healthcare Co-Investment GP Ltd.: Daqing Cai, Daqing Cai, Director (07/02/2026)
- Daqing Cai: Daqing Cai, Daqing Cai (07/02/2026)